UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 8, 2021

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: January 8, 2021	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Investor Relations Contact:

ir@aseglobal.com Tel: +886.2.6636.5678 http://www.aseglobal.com

ASE Technology Holding Co., Ltd.

Announces Monthly Net Revenues*

Taipei, Taiwan, R.O.C., january 8, 2021 – ASE Technology Holding Co., Ltd. (NYSE: ASX, TAIEX: 3711, “ASEH” or the “Company”), announces its unaudited consolidated net revenues for December and 4th quarter of 2020.

Consolidated net revenues (unaudited)

	Dec	Nov	Dec	Sequential	YoY
(NT$ Million)	2020	2020	2019	Change	Change
Net Revenues	50,298	50,665	38,782	-0.7%	+29.7%

	Dec	Nov	Dec	Sequential	YoY
(US$ Million)	2020	2020	2019	Change	Change
Net Revenues	1,763	1,759	1,277	+0.2%	+38.1%
	Q4	Q3	Q4	Sequential	YoY
(NT$ Million)	2020	2020	2019	Change	Change
Net Revenues	148,877	123,195	116,023	+20.8%	+28.3%

	Q4	Q3	Q4	Sequential	YoY
(US$ Million)	2020	2020	2019	Change	Change
Net Revenues	5,174	4,182	3,799	+23.7%	+36.2%

Net revenues for ATM assembly, testing and material business are as follows:

atm net revenues (unaudited)

	Dec	Nov	Dec	Sequential	YoY
(NT$ Million)	2020	2020	2019	Change	Change
Net Revenues	25,391	24,286	23,416	+4.6%	+8.4%

	Dec	Nov	Dec	Sequential	YoY
(US$ Million)	2020	2020	2019	Change	Change
Net Revenues	890	843	771	+5.6%	+15.5%
	Q4	Q3	Q4	Sequential	YoY
(NT$ Million)	2020	2020	2019	Change	Change
Net Revenues	72,752	71,821	69,287	+1.3%	+5.0%

	Q4	Q3	Q4	Sequential	YoY
(US$ Million)	2020	2020	2019	Change	Change
Net Revenues	2,529	2,438	2,269	+3.7%	+11.5%

*This press release is intended to comply with Taiwan regulatory requirements.

Safe Harbor Notice:

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. These forward-looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward-looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2019 Annual Report on Form 20-F filed on March 31, 2020.